STRICTLY CONFIDENTIAL

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK, NY 10036 TEL: (212) 735-7886 FAX: (212) 735-2000 www.skadden.com February 13, 2015	FIRM/AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SEOUL

VIA EDGAR AND HAND DELIVERY

Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

RE:	Potomac Holding LLC
Amendment No. 1 to the Registration Statement on
Form S-4/S-1
Filed January 8, 2015 (File No. 333-200711)

Dear Ms. Ravitz:

On behalf of Potomac Holding LLC (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 1 to the registration statement on Form S-4/S-1 filed with the Commission on January 9, 2015 (the “Registration Statement”) contained in your letter dated January 29, 2015 (the “Second Comment Letter”), set forth below are the Company’s responses to the Second Comment Letter. A second amendment to the Registration Statement (“Amendment No. 2”) has been submitted to the Commission on the date hereof.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Second Comment Letter. For your convenience, we have set out the text of the comments from the Second Comment Letter in italics, followed by the Company’s response. Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein shall have the meanings set forth in Amendment No. 2.

Amanda Ravitz

February 13, 2015

Material U.S. Federal Income Tax Consequences, page 208

1.	Please revise the disclosure in this section to address the tax matter mentioned in the paragraph number “6” of exhibit 8.1 but not mentioned in disclosure in this section.

Response: We respectfully advise the Staff that the disclosure currently provides, in the first full paragraph on page 209 of the prospectus, addressing the potential spin-off, that “[t]he opinion will also conclude that each Danaher stockholder’s holding period in the Newco common units received in the spin-off will include the holding period of the Danaher common stock with respect to which the Newco common units were received”. The disclosure has also been revised in such paragraph to more closely track the language on paragraph number 6 of Exhibit 8.1, adding a reference to “a pro rata distribution of any remaining Newco common units”.

Exhibit 8.1

2.	Please file an opinion that is signed and dated.

Response: In accordance with the Staff’s comment, we will file a signed and dated opinion prior to the effectiveness of the Registration Statement.

3.	Please file an opinion that does not include the term “certain” that appears in the last sentence in the second and fourth paragraphs of this exhibit.

Response: In accordance with the Staff’s comment, the second paragraph and the fourth paragraph of Exhibit 8.1 have been revised to refer to “the material U.S. federal income tax consequences” rather than “certain U.S. federal income tax consequences”.

4.	We note the reference to “assumed” in the first and third sentences of the fourth paragraph of this exhibit. Please tell us with specificity where you have disclosed the assumptions upon which the opinion is based. Please note that counsel should not include in its opinion assumptions of material factors underlying the opinion. Please file a revised opinion as necessary.

Response: We do believe Skadden, Arps, Slate, Meagher & Flom LLP’s (“Skadden”) assumption in this manner is consistent with the guidance

Amanda Ravitz

February 13, 2015

provided in Staff Legal Bulletin No.19 (the “Bulletin”). The Bulletin provides, in Part II.C.3, that “Counsel or accountant must disclose in the opinion the assumptions upon which the opinion is based, which must be consistent with the proposed transaction. In addition, assumptions as to future facts or conduct, if limited and reasonable, are common and acceptable – for example, in an exchange offer, it is appropriate to assume that the exchange will be conducted in the manner described in the registration statement.” On the other hand, the Bulletin provides that an opinion cannot assume the tax consequence at issue, and that “it is also inappropriate to assume any legal conclusion underlying the opinion.”

We respectfully advise the Staff that the legal analysis is based upon the accuracy of statements, representations, warranties and information regarding factual matters, as is customary for opinions of this type. Skadden’s opinion discloses, in the sentences you have noted, the assumptions upon which it is based, specifically that such representations, statements, covenants and information regarding factual matters are true, correct and complete, consistent with the guidance provided in the Bulletin. Skadden’s opinion does not assume any legal conclusion underlying the opinion, but rather contains assumptions as to the accuracy of representations, statements, covenants, and information relating to factual matters upon which Skadden’s legal conclusions are based. It is not a requirement under the Bulletin that every fact which is necessary for counsel to render its opinion be disclosed.

For examples of similar language in such opinions previously filed with the SEC, please see:

•	CBS Corporation’s distribution of CBS Outdoor Americas Inc.

•	McDonald’s Corporation’s distribution of Chipotle Mexican Grill, Inc.

•	Halliburton Company’s distribution of KBR, Inc.

•	Liberty Interactive Corporation’s distribution of Liberty TripAdvisor Holdings, Inc.

•	General American Life Insurance Company’s distribution of Reinsurance Group of America, Inc.

•	PPG Industries, Inc.’s distribution (via an exchange offer) of Eagle Spinco Inc.

•	SLM Corporation’s distribution of Sallie Mae, Inc.

•	Alliant Techsystems Inc.’s distribution of Vista Outdoor Inc.

•	Expedia, Inc.’s distribution of TripAdvisor, Inc.

•	Integrated BioPharma, Inc.’s, distribution of InB:Biotechnologies, Inc.

Amanda Ravitz

February 13, 2015

•	Journal Media Group, Inc.’s planned distribution of Desk Spinco, Inc.

•	Kraft Foods Inc.’s distribution of Kraft Foods Group, Inc.

•	Liberty Media Corporation’s distribution of Liberty Spinco, Inc.

•	Kraft Foods Inc.’s distribution of Cable Holdco, Inc.

•	The Procter & Gamble Company’s distribution of The Folgers Coffee Company

•	Time Warner, Inc.’s distribution of Time Inc.

•	Comcast Corp’s acquisition of Time Warner Cable Inc.

•	CME Group Inc.’s acquisition of GFI Group Inc.

•	Digital Turbine Inc.’s acquisition of Appia Inc.

•	Pacific Continental Corp.’s acquisition of Capital Pacific Bancorp.

5.	Further, since counsel appears to be relying on items in documents that may be conclusions necessary to the rendering of the opinion given, such as covenants, representations and warranties in the listed documents, please revise to discuss the conclusions necessary to rendering the opinion given. In this connection, to the extent counsel intends to give a short form opinion, it may address these conclusions in the registration statement disclosure. However, if counsel intends to give a long form opinion, it should include the entire substance of its opinion within the exhibit.

Response: We respectfully advise the Staff that, as discussed in our response to comment 4, above, the Exhibit 8.1 opinion does not rely on conclusions set forth in any documents. Rather, as described above, Skadden’s legal analysis is based upon the accuracy of statements, representations, warranties and information regarding factual matters, as is customary for opinions of this type. Consistent with the requirements of the Bulletin, the opinion does not assume any of the tax consequences at issue. As set forth above, we respectfully submit that the Exhibit 8.1 opinion complies with the applicable legal requirements and is consistent with the guidance set forth in the Bulletin.

6.	Please provide us with copies of the Danaher Officer’s Certificate and the NetScout Officer’s Certificate mentioned in item (i) in the fourth paragraph of exhibit 8.1.

Response: We respectfully advise the Staff that the representation letters relate to factual matters and do not contain legal conclusions, as discussed in our responses above. In light of this fact, we do not believe that providing a copy of such certificates is required under the Bulletin, and we do not believe that the contents of such letters are relevant to establishing that the Exhibit 8.1 opinion complies with the applicable legal requirements in the Bulletin.

*     *     *

Amanda Ravitz

February 13, 2015

We thank you for your prompt attention to this letter responding to the Second Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-7886 or Joseph A. Coco at (212) 735-3050.

Sincerely,

/s/ Thomas W. Greenberg Thomas W. Greenberg

cc:	James A. Lico

Attila I. Bodi

Joseph A. Coco

Brian V. Breheny